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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
William M. Mercer Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 South Wacker Drive
(No. and Street)

Chicago,	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G. Sachs 312.575.8361
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SO 3-15-02

WILLIAM M.
MERCER

AFFIRMATION

I, Paul G. Sachs, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of William Mercer Securities Corp. as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title

Sworn to and subscribed before me this 21st day of Feb 2002



Notary Public


NOTARIAL SEAL
CHRISTINE KING, Notary Public
City of Philadelphia, Phila.County
My Commission Expires May 23, 2005

William M. Mercer Securities Corp.
1717 Arch Street, Suite 2700
Philadelphia, PA 19103-2796

Phone 215 982 4264
Fax 215 982 4602

Securities offered through
William M. Mercer Securities Corp.
10 South Wacker Drive
Chicago, IL 60606-7485

William M. Mercer Securities Corp.

Financial Statement for the Year Ended December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

This report is deemed Public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

WILLIAM M. MERCER SECURITIES CORP.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
William M. Mercer Securities Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of William M. Mercer Securities Corp. (the "Corporation") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of William M. Mercer Securities Corp. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 1, 2002

WILLIAM M. MERCER SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 16,408
CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	5,306,229
COMMISSIONS RECEIVABLE	306,149
PREPAID EXPENSES	21,146
CAPITALIZED SOFTWARE (Less accumulated amortization of $51,699)	149
OFFICE MACHINES AND EQUIPMENT (Less accumulated depreciation of $958)	255
TOTAL ASSETS	$5,650,336

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Customer rebates	$1,228,486
Clearing costs	88,679
Other	126,182
Intercompany	3,132,920
Total liabilities	4,576,267
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value - 1,000 shares authorized and outstanding	1,000
Additional paid-in capital	497,214
Retained earnings	575,855
Total stockholder's equity	1,074,069
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$5,650,336

See notes to financial statements.

WILLIAM M. MERCER SECURITIES CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

William M. Mercer Securities Corp. (the "Corporation") is a wholly owned subsidiary of William M. Mercer Incorporated, with the ultimate parent of Marsh & McLennan Companies, Inc. ("MMC"). The Corporation was established to provide commission recapture to institutional clients. As an introducing broker, it provides execution services to institutional clients through a team of executing brokers. The Corporation does not hold funds or securities for, nor owe funds or securities to, customers.

Cash and Cash Equivalents - Cash and cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Corporation's cash and cash equivalents, receivables and payables approximates their carrying value due to their short-term nature. Cash of $5,306,229 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Software and Equipment - Amortization and depreciation are calculated on a straight-line basis over the estimated useful lives of such assets. Equipment is being depreciated over a five-year period. Capitalized software, which relates to purchased software packages, is being amortized on a straight-line basis over a period of three years.

Management's Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Corporation had net capital of $1,026,635, which was $727,463 in excess of its required net capital of $299,172. The Corporation's ratio of aggregate indebtedness to net capital ratio was 4.37 to 1.

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL AS REQUIRED BY SEC RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
William M. Mercer Securities Corp.
Chicago, Illinois

In planning and performing our audit of the financial statements of William M. Mercer Securities Corp. (the "Corporation") for the year ended December 31, 2001 (on which we issued our report dated February 1, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements due to error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 1, 2002